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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APTO PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 CAMPUS DRIVE
(No. and Street)

PARSIPPANY	NEW JERSEY	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUAN ESPINOSA 973-538-1797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name – *if individual, state last, first, middle name*)

293 EISENHOWER PARKWAY, SUITE 290	LIVINGSTON	NEW JERSEY	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUAN D. ESPINOSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APTO PARTNERS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT & CEO

Title

Notary Public

ARLENE RUBENSTEIN
ID # 2321587
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires Nov. 5, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APTO PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

APTO PARTNERS, LLC

DECEMBER 31, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Apto Partners, LLC
Parsippany, New Jersey

We have audited the accompanying statement of financial condition of Apto Partners, LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Apto Partners, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Apto Partners, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 26, 2015

APTO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	563,657
Receivables from broker-dealers		180,169
Securities owned, at fair value		2,808,564
TOTAL ASSETS	$	3,552,390
LIABILITIES		
Accounts payable and accrued expenses	$	8,521
Payables to broker-dealers		697,297
TOTAL LIABILITIES		705,818
MEMBER'S EQUITY		
TOTAL MEMBER'S EQUITY		2,846,572
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,552,390

See notes to financial statements